EXHIBIT 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2019

Results of operations – management’s discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2019 and 2018:

	2019		2018
	$ million	% of total	$ million	% of total
Time charter-fixed rate	65.6	45%	59.6	48%
Time charter-variable rate (profit-share)	23.8	17%	23.9	19%
Voyage charter-spot market	46.1	32%	31.6	26%
Voyage charter-contract of affreightment	8.5	6%	8.8	7%

Total voyage revenue	144.0	100%	123.9	100%

Voyage revenue earned for the six months ended June 30, 2019 and 2018:

	2019		2018
	$ million	% of total	$ million	% of total
Time charter-fixed rate	127.0	44%	119.4	48%
Time charter-variable rate (profit-share)	49.7	17%	49.9	20%
Voyage charter-spot market	97.4	33%	60.0	24%
Voyage charter-contract of affreightment	17.0	6%	20.4	8%

Total voyage revenue	291.1	100%	249.7	100%

Voyage revenue earned during the three months ended June 30, 2019 totaled $144.0 million, a 16.2% increase, compared to $123.9 million earned in the three months ended June 30, 2018, despite the expected seasonal oil demand factors, the extension of OPEC production cuts, refinery maintenance and global fleet overcapacity.

Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that the Company owned or controlled the vessels) achieved by the fleet was 96.6% in the second quarter of 2019 compared to 96.2% in the second quarter of 2018. The lost days were mainly due to the dry-docking of the panamax tanker Salamina and to repositioning of certain vessels to capture more lucrative rates. In the previous second quarter, lost days relating to the delivery, preparation and sale of vessel Millennium and the dry-dockings of the panamax vessel Inca and the DP shuttle tanker Brasil 2014.

Operating days utilized on time-charter with profit-share arrangements decreased by 1.3%, to 1,554 days from 1,575 days during the second quarter of 2019 compared to the second quarter of 2018 and the amount of revenue earned remained relatively stable at $23.8 million in the second quarter of 2019 compared to $23.9 million in the second quarter of 2018, respectively. Operating days on pure time-charter without profit-share arrangements decreased to 2,272 days in the second quarter of 2019 from 2,546 in the second quarter of 2018. Despite the decrease in operating days by 10.8%, revenue earned by vessels on time-charter increased by $6.0 million, mainly due to the renewal of time-charter agreements with increased rates, including renewal of both the LNG charters with significantly higher rates. Profit-share from vessels with profit-share arrangements provided a further $2.5 million. In addition, in the second quarter of 2019, revenue amounting to $3.7 million was determined by a tribunal as being due to the Company, which related to late redelivery by the charterer of the VLCC Millennium in previous periods.

Employment days on spot and contract of affreightment increased to 1,799 for the second quarter of 2019 from 1,493 for the equivalent period of 2018. Although revenue days on this type of employment increased by 20.5%, the contribution of additional revenue earned reached $14.2 million, a 34.9% increase over the previous quarter, with spot rates generated by suezmax, aframax and handysize vessels during the second quarter of 2019 generating considerably higher freight per vessel than in the prior second quarter.

During the six months ended June 30, 2019, voyage revenue increased to $291.1 million from $249.7 million earned in the first half of 2018, an increase of $41.4 million, or 16.6%, compared to revenue achieved in the six months ended June 30, 2019. For the first six months of 2019, the utilization achieved was 96.7%, compared to 96.2% in the first six months of 2018. Apart from the lost days of the second quarter, the six-month period of 2019 also includes lost days from the dry-docking of the panamax tanker Selini and various repositioning voyages.

The Company was able to benefit from the higher rates achieved in the spot market during the six-month period ended June 30, 2019 due to vessels being well positioned in the market, evident by their TCE performance. For the six-month period of 2019, the average daily TCE was $20,418 compared to $17,463 for the equivalent period of 2018, a 16.9% increase. For the second quarter of 2019, the time charter equivalent was $19,783 per day compared to $17,154 per day for the previous year’s second quarter, a 15.3% increase. Average daily TCE rate earned for the three- and six-month periods ended June 30, 2019 and 2018, per vessel category were:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
LNG carrier	52,732	29,920	45,937	26,786
VLCC	48,335	24,857	38,073	23,991
Suezmax	15,947	15,079	17,664	14,716
DP2 Suezmax	50,310	49,115	50,310	49,339
Aframax	18,451	17,650	20,813	18,104
Panamax	14,194	12,946	13,662	14,005
Handymax	13,026	11,848	13,315	11,960
Handysize	12,359	9,928	13,998	11,462

(i) TCE which represents voyage revenues less voyage expenses is divided by the number of operating days less 124 days lost for the second quarter of 2019 and 214 for the first half of 2019 as a result of calculating revenue on a loading to discharge basis compared to 104 for the second quarter and 188 for the first half of 2018.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Voyage revenues	$144,020	$123,927	$291,064	$249,651
Less: Voyage Expenses	(35,191)	(29,407)	(66,755)	(56,683)

Time charter equivalent revenues	$108,829	$94,520	$224,309	$192,968

Divided by: net earnings (operating) days	5,501	5,510	10,986	11,050
Average TCE per vessel per day	$19,783	$17,154	$20,418	$17,463

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions on revenue are included in voyage expenses and they are borne by the Company for all types of charter.

Voyage expenses for the three months ended June 30, 2019 and 2018:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2019	2018		2019	2018
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	18.4	16.1	14.2%	10,237	10,798	(5.2)%
Port and other expenses	11.8	8.8	34.1%	6,546	5,881	11.3%
Commissions	5.0	4.5	10.9%	2,778	3,017	(7.9)%

Total	35.2	29.4	19.7%	19,561	19,696	(0.7)%

Days on Spot and COA				1,799	1,493

Voyage expenses for the six months ended June 30, 2019 and 2018:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2019	2018		2019	2018
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	35.6	30.6	16.2%	10,760	10,287	4.6%
Port and other expenses	20.9	17.2	21.7%	6,324	5,771	9.6%
Commissions	10.3	8.9	15.7%	3,102	2,977	4.2%

Total	66.8	56.7	17.8%	20,186	19,035	6.1%

Days on Spot and COA				3,307	2,978

Voyage expenses were $35.2 million during the quarter ended June 30, 2019, compared to $29.4 million during the prior year’s second quarter, a 19.7% increase. The increase in voyage expenses for the second quarter of 2019 compared to the second quarter of 2018 is mainly attributable to the increase in the number of days that the vessels were employed on types of employment bearing voyage expenses (spot and contract of affreightment). An increase in bunker expenses was driven mainly by the volume of bunkers consumed, which was approximately 22.2% higher in the second quarter of 2019 compared to the second quarter of 2018. Total port expenses increased by $3.0 million for the second quarter of 2019 compared to the equivalent period of 2018 and the average port expenses per vessel per day were 11.3% higher as a result of a high number of port calls during the second quarter of 2019 compared to the second quarter of 2018.

Voyage expenses were $66.8 million in the first six months of 2019, compared to $56.7 million in the first six months of 2018, a 17.8% increase. The increase in voyage expenses over the six-month periods is attributable to the days the vessels were operating in types of employment bearing voyage expenses, which increased by 11.0%. Bunker expenses in the first half of 2019 compared to the first half of 2018 increased by $5.0 million, mainly due to the volume of bunkers consumed on long-haul voyages, which increased by 12.5%, partially counterbalanced by the decrease in the average bunker prices by 2.8%. Port and other expenses increased by $3.7 million between the six-month periods and increased by 9.6% on a daily basis.

Commissions amounted to $5.0 million, or 3.5% of voyage revenue, during the second quarter of 2019 compared to $4.5 million, or 3.6% of voyage revenue, during the second quarter of 2018. The increase was due to higher voyage charter revenues, with commission rates remaining at similar levels on average as the prior equivalent period. For the six-month period ended June 30, 2019, commissions amounted to $10.3 million, or 3.5% of voyage revenue, compared to $8.9 million, or 3.6% of voyage revenue, in the corresponding period of 2018. The overall increase between the respective six-month periods was mainly due to achieving higher revenue.

Vessel operating expenses

Operating expenses for the three months ended June 30, 2019 and 2018:

	Operating expenses			Average daily operating expenses per vessel
	2019	2018		2019	2018
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	26.8	26.7	0.3%	4,599	4,576	0.5%
Insurances	3.8	3.9	(1.2)%	657	664	(1.1)%
Repairs and maintenance, and spares	7.5	5.6	31.3%	1,270	966	31.5%
Stores	3.2	2.6	19.8%	538	449	20.0%
Lubricants	1.7	1.8	(3.5)%	301	311	(3.4)%
Other (quality and safety, taxes, registration fees, communications)	3.2	4.0	(19.2)%	557	689	(19.1)%
Foreign currency (gains) losses	(0.1)	(0.4)	(86.2)%	(11)	(84)	(86.2)%

Total	46.1	44.2	4.3%	7,911	7,571	4.5%

Earnings capacity days				5,824	5,834

Operating expenses for the six months ended June 30, 2019 and 2018:

	Operating expenses			Average daily operating expenses per vessel
	2019	2018		2019	2018
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	53.7	54.6	(1.6)%	4,635	4,670	(0.8)%
Insurances	7.6	8.0	(4.5)%	660	685	(3.7)%
Repairs and maintenance, and spares	12.4	12.2	2.0%	1,074	1,044	2.8%
Stores	5.7	6.0	(4.5)%	496	515	(3.7)%
Lubricants	3.6	3.7	(6.1)%	301	318	(5.3)%
Other (quality and safety, taxes, registration fees, communications)	6.5	7.0	(7.0)%	564	601	(6.2)%
Foreign currency (gains) losses	(0.1)	0.2	(179.9)%	(13)	16	(180.6)%

Total operating expenses	89.4	91.7	(2.5)%	7,717	7,849	(1.7)%

Earnings capacity days				11,584	11,684

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses relating to quality and safety, tonnage tax, registration fees, communications and foreign currency gains or losses.

Total operating costs were $46.1 million during the quarter ended June 30, 2019 compared to $44.2 million during the second quarter of 2018, an increase of 4.3%. The increase is mainly attributable to significant re-stocking of spares and stores and supplies and the timing of deliveries of these items to the vessels. Also, high non-deferrable dry-docking costs were incurred in the second quarter of 2019. Operating expenses were $89.4 million in the first six months of 2019, compared to $91.7 million in the first six months of 2018, a 2.5% decrease. The operating fleet remained relatively the same for the second quarter and the six-month period of 2019, compared to the equivalent periods of 2018, while a minor decrease of 0.2% and 0.9% in the earning capacity days is attributed to the sale of vessel Millennium during early April 2018.

Average operating expenses per ship per day increased by $340 to $7,911 for the second quarter of 2019 from $7,571 in the second quarter of 2018, a 4.5% increase, mainly attributable to major re-stocking of spares and stores for the upcoming periods. For the six-month periods, there was a decrease in average daily operating expenses per vessel to $7,717 in the first half of 2019 from $7,849 in the first half of 2018, a decrease of $132 daily, or 1.7% due to a low first quarter expenditure.

Depreciation and amortization of deferred charges

Depreciation and amortization charges totaled $34.3 million in the second quarter of 2019 compared to $36.6 million in the second quarter of 2018, a 6.4% decrease. For the first half of 2019 depreciation and amortization decreased to $69.5 million from $72.4 million for the first half of 2018.

Depreciation amounted to $31.7 million in the second quarter of 2019 and $34.2 million in the second quarter of 2018, the decrease being mainly due to the aframax vessel Izumo Princess and suezmax vessels Alaska and Archangel, which were classified as held for sale for the quarter ended June 30, 2019 and did not incur depreciation expense during the second quarter of 2019. In addition, the decrease is also attributed to the impairment charge taken on five vessels of the fleet during the fourth quarter of 2018. The decrease was partially offset by vessel Millennium, which was classified as Held for Sale since December 31, 2017 and did not incur depreciation expense in the first two quarters of 2018. For the first six months of 2019, depreciation was $64.3 million compared to $67.9 million in the first six months of 2018, a 5.3% decrease, primarily due to the three vessels being accounted for as held for sale, in addition to the aforementioned impairment charge taken during the fourth quarter of 2018.

Amortization of deferred dry-docking charges was $2.6 million during the second quarter of 2019, compared to $2.5 million during the second quarter of 2018. For the six-month periods ended June 30, 2019 and 2018, amortization of deferred dry-docking charges was $5.2 million and $4.5 million, respectively. The increase in both the three and six-month periods of 2019 relates primarily to the amortization of deferred charges arising from the increased number of vessels that underwent dry-docking in recent years.

Impairment

In the first half of 2019, vessel values did not improve over values determined in prior periods, resulting in a large part of the fleet having carrying values in excess of market values. However, the fleet is relatively young, with an average age of 8.7 years as of June 30, 2019 and every vessel in the fleet is expected to generate considerably more cash during their remaining expected lives than their carrying values as at June 30, 2019. The Company’s cash flow tests per vessel did not indicate that such an impairment charge was required for any vessel of the fleet at June 30, 2019 and 2018.

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive awards and stock compensation expense.

General and administrative expenses (G&A expenses) remained on the same levels for both the second quarter and the six-month period of 2019 compared to the equivalent periods of 2018, as a result of maintaining similar fleet size. For each of the second quarter of 2019 and 2018, general and administrative expenses totaled $6.8 million. For the six months ended June 30, 2019 and 2018, G&A expenses amounted to $13.2 million and $13.6 million, respectively, representing a 3.0% decrease.

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels, as described below, and of the enterprise as a whole. Management fees, including those paid to third-party ship management companies, totaled $5.4 million during the quarter ended June 30, 2019, a 1.4% decrease over the quarter ended June 30, 2018. For the six months ended June 30, 2019 management fees were $10.8 million compared to $11.0 million for the first six months of 2018, a 1.5% decrease. The management fee per vessel may be increased annually if certain criteria defined in the management agreement are met. The management fee to Tsakos Energy Management has not been increased since the beginning of 2012.

In the first half of 2019, all the vessels in the fleet were technically managed by Tsakos Columbia Shipmanagement, S.A., apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses and Hercules I, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by a third-party manager. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carriers are $36,877, of which $10,000 are payable to the management company and $26,877 to the third-party manager. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess, Millennium (until its sale), Hercules I and Ulysses are $27,500 per month, of which $14,503 are payable to a third-party manager. Management fees for the DP2 shuttle tankers are $35,000 per month.

Office administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses totaled $1.4 million during the second quarter ended June 30, 2019 compared to $1.3 million during the previous year’s second quarter.

General and administrative expenses, including the management fee, plus any incentive or stock compensation award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,167 and $1,168 for the second quarter of 2019 and 2018, respectively. For the six-month period ended June 30, 2019, the daily overhead per vessel was $1,142 compared to $1,168 for the six-month period ended June 30, 2018.

Operating income

Income from vessel operations was $19.0 million during the second quarter of 2019, compared to $3.9 million during the second quarter of 2018, the increase being attributed to additional revenue earned and operating expenses maintained at similar levels for the second quarter of 2019 compared to the equivalent period of 2018. During the first half of 2019, income from vessel operations was $46.8 million, compared to $9.5 million during the first half of 2018, the significant increase being mainly due to vessels benefiting from a strong first quarter, with freight rates recovering from the low levels of 2018 and operating expenses maintained at equivalent levels for the six-month period ended June 30, 2019 compared to the six-month ended June 30, 2018.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$ million	$ million	$ million	$ million
Interest on loans	18.1	18.1	36.9	34.4
Interest rate swaps cash settlements	—	0.5	0.1	0.9

Total interest	18.1	18.6	37.0	35.3
Less: Interest capitalized	(0.3)	—	(0.5)	—

Interest expense, net	17.8	18.6	36.5	35.3
Bunker hedging instruments cash settlements	0.4	(2.1)	0.7	(3.6)
Change in fair value of non-hedging bunker instruments	1.9	(3.0)	(0.6)	(1.2)
Change in fair value of hedging interest rate swaps	0.1	(0.3)	0.1	(0.3)
Other finance costs	1.1	1.6	2.2	2.5

Net total	21.3	14.8	38.9	32.7

Interest and finance costs, net, were $21.3 million for the second quarter of 2019, compared to $14.8 million for the second quarter of 2018, a 43.8% increase, mainly attributed to the negative change in fair value of non-hedging bunker swaps.

Despite the increase in the average loan interest rate to 4.6% for the second quarter of 2019 from 4.3% in the second quarter of 2018, loan interest for both the second quarter of 2019 and 2018 (excluding the impact of interest rate swaps) was $18.1 million, mainly due to the decrease of loan balances by $141.6 million between the respective periods.

The Company did not pay any interest on swaps for the second quarter of 2019 compared to $0.5 million paid in the second quarter of 2018, the difference being due to the expiration of two hedging interest rate swaps during the second quarter of 2018. For the six-month period ended June 30, 2019 interest paid on swaps amounted to $0.1 million compared to $0.9 million for the six-month period of 2018.

For the six months ended June 30, 2019, interest and finance costs, net, were $38.9 million compared to $32.7 million for the six months ended June 30, 2018, a 18.7% increase. Loan interest (excluding the impact of interest rate swaps) increased to $36.9 million in the six months ended June 30, 2019 from $34.4 million in the six months ended June 30, 2018 due to the increase in the average loan interest rate to 4.7% from 4.0%, a 16.9% increase.

Capitalized interest is based on expenditure incurred to date on vessels under construction. As at June 30, 2019 the Company had four vessels under construction, which contributed to the increase of capitalized interest for the three and six-month periods ended June 30, 2019 compared to the equivalent periods of 2018. For the second quarter of 2019 capitalized interest amounted to $0.3 million and for the six-month period amounted to $0.5 million. For the equivalent periods of 2018 capitalized interest was an insignificant amount due to the initiation of the newbuilding program for the two aframax vessels in early May of 2018.

During the first half of 2019, the Company held three bunker-related call option agreements and paid a premium of $0.7 million compared to holding one call option agreement during the prior year six-month period. The changes in fair value of the bunker call options for the first half of 2019 amounted to $0.1 million negative compared to $0.1 million positive for the six-month period of 2018.

As at June 30, 2019, the Company had twenty-five bunker swap agreements, compared to thirteen in the prior year first half. The change in their fair values amounted to $0.8 million positive compared to $0.4 million positive in the prior year first half. Bunker derivative instruments had a negative movement in the fair market value of $1.6 million in the second quarter of 2019 and $1.5 million positive movement in the prior year second quarter.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. The Company entered into early termination agreements of the three bunker swap agreements with expiring dates in September 2019 and October 2019 during the fourth quarter of 2018. The change in their fair values amounted to $0.7 million positive in the first half of 2018.

Other finance costs amounted to $1.1 million in the second quarter of 2019 and $1.6 million in the second quarter of 2018. In the first half of 2019, other finance costs amounted to $2.2 million compared to $2.5 million in the first half of 2018.

Interest income

During the second quarter of 2019, interest income was $1.8 million compared to $0.4 million during the second quarter of 2018. For the six-month periods ended June 30, 2019 and 2018, interest income was $2.5 million and $0.7 million, respectively, mostly due to higher interest rates on bank deposits.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. In the second quarter of 2019, Mare Success increased its paid-in capital by $20.4 million, of which $10.4 million constitutes the 51% contributed by the Company and $10,000 constitutes the 49% contributed by Polaris Oil Shipping Inc, an affiliate of Flopec Petrolera Ecuatoriana (“Flopec”). After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the panamax tankers, Selini and Salamina. During the second quarter of 2019, the Company transferred the net assets of Selini and Salamina to Mare Success. S.A. The Company accounted the transaction at the carrying amounts of the net assets. There was loss attributable to the non-controlling interest in the second quarter of 2019 amounting to $0.8 million, compared to of $1.0 million in the prior year second quarter. For the six months ended June 30, 2019 the net loss attributable to the non-controlling interest was $1.1 million and for the equivalent period of 2018 the net loss attributable to the non-controlling interest was $1.4 million.

Net income (loss)

As a result of the foregoing, the net loss attributable to Tsakos Energy Navigation Limited for the second quarter of 2019, was $12.6 million, or $0.14 loss per share basic and diluted, taking into account the impact of preferred stock dividends of $10.2 million on our Series B, Series C, Series D, Series E and Series F Preferred Shares, compared to net loss of $16.3 million, or $0.19 loss per share basic and diluted, after preferred share dividends of $6.7 million for the second quarter of 2018. The net loss attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2019, was $11.6 million, or $0.13 loss per share including the effect of cumulative dividends of $20.4 million on our preferred shares, versus $34.8 million net loss, or $0.40 loss per share, including the effect of preferred share dividends of $13.4 million for the six months ended June 30, 2018.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in the remainder of 2019 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout the remainder of 2019 and through 2020, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for the next twelve months, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) amounted to a positive $15.2 million at June 30, 2019 compared to a positive $44.2 million at December 31, 2018, respectively. The decrease is mainly attributed to lower cash balances, the declaration for the redemption of Series B Preferred Shares and the increased current portion of loan facilities as at June 30, 2019. Also contributing to the decrease of the working capital is the accounting standard ASC 842 “Leases” added by ASU 2016-02 effective for public business entities for annual periods beginning on January 1, 2019, which requires the determination and inclusion under current liabilities, of the current portion of obligations under operating leases. The decrease is partially offset by the increase in current assets due to vessels Izumo Princess, Alaska and Archangel which were held for sale as at June 30, 2019.

Current assets increased to $378.2 million at June 30, 2019 from $317.5 million at December 31, 2018, mainly due to three vessels accounted for as held for sale, partially offset by a decrease in cash and cash equivalents during the six-month period. Current liabilities increased to $349.5 million at June 30, 2019 from $254.3 million at December 31, 2018, mainly due to the called redemption of all outstanding Series B Preferred Shares, the increased current portion of debt and the current portion of obligations under operating leases.

Net cash from operating activities was $84.6 million in the six-month period ended June 30, 2019, compared to $38.7 million in the first six months of 2018. The $45.9 million increase is primarily attributable to a stronger tanker market with higher TCE rates which contributed to an increase in voyage revenues by $41.4 million. The additional revenue earned during the six-month period, is partially offset by an increase in voyage expenses by $10.1 million due to vessels increased operating days under spot and CoA; Receivables provided an additional $12.2 million increase, mainly due the tanker market rates spike in the fourth quarter of 2018 resulting in an increased collectability during the first half of 2019. A $5.1 million increase is also attributable to unearned revenue. Payments to yards decreased by $6.4 million due to two panamax vessels undergoing their scheduled drydock compared to five dry dockings performed for the first half of 2018. The overall increase is partially counterbalanced by a decrease in accrued liabilities and payables by $14.8 million mainly due to payments made to suppliers of fuel to the spot vessels, with such suppliers requiring payment in advance of delivery.

Net cash provided by operating activities increased to $45.4 million in the second quarter of 2019, compared to $14.1 million in the previous year’s second quarter. The $31.3 million increase is primarily attributable to the increase in voyage revenues by $20.1 million, or 16.2% due to a stronger tanker marker with higher charter rates partially offset by an increase in voyage expenses by $5.8 million.

Net cash used in investing activities was $12.0 million for the second quarter of 2019, compared to $6.9 million provided by investing activities for the equivalent period of 2018. Net cash used in investing activities was $32.8 million for the six months ended June 30, 2019, compared to $6.4 million provided by investing activities during the six months ended June 30, 2018. The cash outflow from investing activities is mainly due to payments for vessels under construction, which amounted to $31.9 million for the first half of 2019 and $11.3 million for the second quarter of 2019, compared to $10.5 million during the second quarter and first half of 2018. Cash outflow from investing activities during the second quarter and first half of 2018 was offset by cash generated by the sale of VLCC Millennium for net proceeds of $17.5 million. As at June 30, 2019, there were two aframaxes and two suezmax new-buildings on order and the remaining yard installments to be paid for those vessels as at June 30, 2019 amounted to $196.1 million ($55.2 million in the second half of 2019 and $140.9 million in 2020), the majority of which will be covered through secured debt. The aframax carriers are expected to be delivered between the fourth quarter of 2019 and the first quarter of 2020 and the two suezmaxes tankers are expected to be delivered in the third and fourth quarter of 2020, respectively. On July 31, 2019, the Company signed a shipbuilding contract for the construction of one 174,000 cbm LNG carrier from Hyundai Heavy Industries.

Net cash used by financing activities was $32.5 million for the second quarter of 2019, compared to $83.2 million provided during the second quarter of 2018. In the second quarter of 2019, the Company drew down $10.3 million for the financing of two under construction aframax vessels and $38.3 million for the refinancing of certain loans. In addition, the amount of $37.1 million was paid in scheduled installments and the amount of $39.9 million was prepaid for the refinancing of loans. Cash outflow from financing activities was partially offset by the capital contribution of $10.0 million relating to the increase of paid in capital of Mare Success S.A as also discussed above. In the second quarter of 2018, the Company drew down $255.1 million for the refinancing of certain loans and prepaid the amount of $254.5 million for the same vessels. A further $37.5 million was paid in scheduled installments during the second quarter of 2018. Cash inflow from financing activities during the second quarter of 2018 was achieved through the issuance of preferred stock which raised a net amount of $130.6 million. Net cash used by financing activities was $79.7 million in the six months ended June 30, 2019, compared to $34.6 million provided during the six months ended June 30, 2018. In addition to the second-quarter transactions of 2019 mentioned above, we drew down $150.7 million for the refinancing of five vessels and repayment of the same amount of debt and $5.2 million for the financing of one under construction aframax vessel during the first quarter of 2019. The Company also proceeded with scheduled loan repayments of $41.2 million for the first quarter of 2019. During the first half of 2018, and in addition to the second-quarter transactions mentioned above, there were scheduled loan repayments amounting to $41.9 million.

Total debt outstanding decreased from $1.61 billion at December 31, 2018, to $1.54 billion at June 30, 2019. The debt to capital (equity plus debt) ratio was 51.7% at June 30, 2019 (or 48.3% on a net of cash basis).

During the first half of 2019, the Company sold 267,877 common shares under its ATM program for net proceeds of $870 thousand. During the first half of 2018, the Company sold 1,016,870 common shares from its treasury stock for net proceeds of $3,571 thousand.

On January 30, 2019 and April 30, 2019, the Company paid dividends of $0.50 per share, $2.0 million in total, on its 8.00% Series B Preferred Shares, $0.55469 per share, $2.2 million in total, on its 8.875% Series C Preferred Shares and $0.59375 per share, $7.1 million in total, on its 9.50% Series F Preferred Shares. On January 30, 2018 and April 30, 2018, the Company paid dividends of $0.50 per share, $2.0 million in total, on its 8.00% Series B Preferred Shares and $0.55469 per share, $2.2 million in total, on its 8.875% Series C Preferred Shares. On February 28, 2019, and May 29, 2019, the Company paid dividends of $0.54687 per share, $3.7 million in total, on its 8.75% Series D Preferred Shares, and $0.57812 per share $5.3 million in total, on its Series E Preferred Shares. On February 28, 2018 and May 29, 2018, the Company paid dividends of $0.54687 per share, $3.7 million in total, on its Series D Preferred Shares.

On June 28, 2018, the Company completed an offering of 5,400,000 of its Series F Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $130.6 million, net of underwriter’s discount and other expenses. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.50% per annum of the stated liquidation preference prior to July 30, 2028 and from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus spread of 6.54% per annum of the stated liquidation preference.

On May 30, 2019, the Company paid a dividend of $0.05 per common share, outstanding which was declared on March 29, 2019. On May 10, 2018, the Company paid a dividend of $0.05 per common share outstanding which was declared on March 12, 2018. On August 8, 2018, the Company paid a dividend of $0.05 per common share outstanding which was declared on June 15, 2018.

In the second quarter of 2019, Mare Success increased its paid-in capital by $20,408, of which $10,408 constituted the 51% contributed by the Company and the $10,000 constituted the 49% contributed by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris.

On June 28, 2019, the Company declared the redemption of all of its 2,000,000 Series B Preferred Shares, $25.00 per share and the payment of the final dividend of $0.50 per share, on the same date, July 30, 2019. Upon declaration, the Company re-classified an amount equal to the fair value of the Series B Preferred Shares from equity to current liabilities. The difference between the carrying value and the fair value of the Series B Preferred Shares, amounting to $2.8 million, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered for the calculations of Loss per common share in 2019.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at June 30, 2019 was below the loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. As at June 30, 2019, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its twenty-five loan agreements totaling $1.54 billion, apart from the value-to-loan requirement in one of its loan agreements, which was rendered compliant by a scheduled repayment in the first week of the third quarter.